Exhibit 99.1

YM BIOSCIENCES TO ACQUIRE DELEX THERAPEUTICS
- Acquisition provides YM with third late-stage drug for the cancer market -

MISSISSAUGA, Canada - April 13, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today announced it has entered into a binding agreement, subject to the fulfillment of certain preconditions, in respect of the purchase of DELEX Therapeutics Inc. (Mississauga, Canada), a private clinical stage biotechnology company developing inhalation delivered fentanyl products to treat cancer pain, pursuant to which DELEX will become a wholly-owned subsidiary of YM BioSciences.

DELEX is advancing AeroLEF™, a proprietary technology for the treatment of acute and breakthrough pain, conditions that are common in cancer patients and underserved by existing technology. AeroLEF™ is an inhalation delivery system that delivers both free and liposomal encapsulated fentanyl, an opioid drug widely prescribed to treat cancer pain. This product has completed a Phase IIa trial with positive results and further efficacy trials in acute and cancer pain are planned for initiation in 2005.

“This acquisition is consistent with our model of acquiring products suitable for clinical development and then applying our regulatory, clinical and capital markets expertise to advance these products towards commercialization rapidly and efficiently,” said David Allan, Chairman and CEO of YM BioSciences. “DELEX’s late-stage product is an excellent fit within our cancer-focused portfolio, targeting the substantial population of cancer patients who experience severe pain. DELEX also comes with suitable resources to advance this product through the next proposed Phase IIb pain trial without requiring any additional cash investment by YM.”

“AeroLEF™ has the prospect of being a best-in-class product in the multi-billion dollar pain market,” said Diana Pliura, CEO of DELEX. “AeroLEF™ is the only product designed to provide real-time patient optimized pain relief during dosing and, through DELEX's proprietary ROSE-DS formulation technology, that can produce rapid onset of relief combined with extended relief - significant differentiators to competitive products in development.”

On closing of the transaction, anticipated to occur in early May, YM BioSciences will issue to the DELEX shareholders in consideration for their shares and the accompanying working capital in DELEX 1,587,302 common shares. In addition, YM will issue up to 4,603,175 common shares in escrow for the benefit of the DELEX shareholders. These escrowed shares will be released in tranches of approximately 456,349 common shares six, 12, 18 and 24 months following closing. The remaining 2,777,779 escrowed shares will be released from escrow upon achievement of specific milestones including the receipt of an IND for the planned Phase IIb trial, the conclusion of a strategic partnership for further development and commercialization of the product, and upon the initiation of Phase III trials. In addition, on receipt of U.S. regulatory approval, if any, for AeroLEF™ or any product using DELEX’s technology, YM BioSciences will make an additional payment to the DELEX shareholders of $4.75 million in cash or common shares or a combination of both.

The principal shareholders of DELEX, in addition to its founders and management, are the New Generation Biotech (Equity) Fund Inc., a fund managed by Genesys Capital Partners, BDC Venture Capital and the Eastern Technology Seed Investment Fund Limited Partnership. Orion Securities and McFarlane Gordon Inc. advised on the transaction.

Notice of Conference Call

YM will host a conference call to discuss this transaction on Monday, April 18th, 2005 at 12:00pm EST. The call may be accessed by calling + 1-416-640-4127 (from Europe) or 1-800-814-3911 (in North America).  A live operator will be available to assist you.  An archive of the conference call will be available until April 25th and can be accessed by dialing + 1-416-640-1917 (from Europe) or 1-877-289-8525 (in North America) and utilizing the participant code 21121537.  The conference call will also be audio cast live and archived for 90 days at http://www.ymbiosciences.com/

About YM BioSciences

YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial demonstrated a substantial increase in survival in the same indication for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, which demonstrated that tesmilifene significantly enhanced the therapeutic effect of chemotherapy. In addition to tesmilifene, the Company is developing TheraCIM-hR3, an EGFr humanized monoclonal antibody with positive Phase II results in glioma and head & neck cancers, and a GnRH anti-cancer vaccine that is in earlier stage clinical trials.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, The Equicom Group Inc.	Carolyn McEwen, YM BioSciences Inc.
Tel. +1-416-815-0700 x 229	Tel. +1-905-629-9761 Fax +1-905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com